Viceroy Exploration Ltd.	News Release #2005.05

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 / Toll Free: 1.888.662.4777 www.viceroyexploration.com

NEWS RELEASE

VICEROY ANNOUNCES 2004 REPORT

Vancouver, British Columbia, March 31, 2005 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”), an exploration stage company focusing on gold exploration in Argentina, today reported its financial results for the twelve months and three months ended December 31, 2004.

Highlights of the 2004 Report include:

•
Exploration on the Company’s flagship Gualcamayo Gold Project in 2004 resulted in a 36% increase in the global resource; an independent Preliminary Economic Assessment indicates robust project economics for the Quebrada del Diablo (QDD) deposit and recommends advancing the project towards Feasibility

•	A recent financing, completed in December, 2004, provided the Company with sufficient funding to advance Gualcamayo to Feasibility

•	Knowledge gained from the exploration and advancement of the QDD deposit is being used to explore the Company’s significant landholdings in the Andean Precordillera

•
Joint Venture partner Tenke Mining Corp. is advancing exploration on the Company’s Las Flechas Property, located in the High Andes adjacent to exciting new discoveries and between two prolific mining districts

•	As at December 31, 2004, the Company has cash and cash equivalents of $14,499,000 substantially all of which is available as working capital.

Results of Operations

For the twelve months ended December 31, 2004

(a)	Loss for the twelve months ended December 31, 2004:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the twelve months ended December 31, 2004, the Company incurred period operating expenditures resulting in a loss of $2,377,721 which, net of stock-based compensation, was $1,194,636. Of this $638,684 and $261,693 was spent on cash compensation and investor relations/shareholders’ communication, respectively, and $294,259 for all other period expenses net of interest income. Cash compensation is paid to six individuals or their companies of which four are officers. In 2004, Company representatives attended seven industry conferences throughout North America.

(b)

Capitalized Property Expenditures for the twelve months ended December 31, 2004 and plans for the Gualcamayo project:

In the twelve months ended December 31, 2004, a total of $3,551,466 was capitalized to the Gualcamayo gold property, including $3,508,504 in exploration expenditures and $42,962 for a land purchase. In August 2004, the Company completed its $1,861,731 first phase exploration program on the property which included a 47 hole, 11,920 metre reverse circulation drill program and in December 2004 began a second phase of exploration drilling consisting mainly of diamond drilling expending $682,500. The balance of spending in the period was primarily incurred conducting systematic mapping and surface sampling which identified a number of new mineralized targets and for property maintenance payments. Included in cumulative deferred exploration expenditures at December 31, 2004 is $394,759 of Argentine value added tax. The Company is making application to recover this amount; however, the recovery, if any, is uncertain.

In January 2005, AMEC Americas Limited completed a Preliminary Economic Assessment on the main zone of mineralization which provided the Company with direction for future exploration and in February 2005, the Company entered into a contract with the same firm to continue engineering studies which shall incorporate the three main zones of mineralization of the property. In tandem with these studies, the Company is currently negotiating a contract with a second international consulting firm to define and coordinate environmental impact statement work in order that required environmental, construction and mining permits can be obtained as needed. The Company also intends to proceed with a Feasibility study by year end.

(c)	Cash Flows for the twelve months ended December 31, 2004:

In the twelve months ended December 31, 2004, cash flows from a private placement and the exercise of warrants and stock options totaled $14,486,400, cash used substantially all on Gualcamayo property exploration (deferred expenditures) totaled $3,450,500, cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $1,254,000, resulting in an increase in cash and cash equivalents of $9,782,000 for total cash and cash equivalents at December 31, 2004 of $14,499,000.

For the three months ended December 31, 2004

(a)	Loss for the three months ended December 31, 2004:

In support of the continued exploration and development of its Gualcamayo gold property in Argentina, for the three months ended December 31, 2004, the Company incurred period operating expenditures resulting in a loss of $658,536 which, net of stock-based compensation, was $428,386. Of this $238,345 and $71,723 was spent on cash compensation and investor relations/shareholders’ communication, respectively, and $118,318 for all other period expenses net of interest income. Cash compensation is paid to six individuals or their companies of which four are officers and in the period included bonus amounts totaling $67,000. In the period, representatives attended two industry conferences in the United Stated promoting the Company.

(b)
Capitalized Property Expenditures for the three months ended December 31, 2004: In the three months ended December 31, 2004, a total $797,405 in exploration expenditures was capitalized to the Gualcamayo gold property including expenses associated with completion of the new resource estimate and second phase drilling.

(c)	Cash Flows for the three months ended December 31, 2004:

In the three months ended December 31, 2004, cash flows from a private placement and the exercise of warrants and stock options totaled $11,558,625, cash used substantially all on Gualcamayo property (deferred expenditures) totaled $829,301, cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $369,319, resulting in an increase in cash and cash equivalents of $10,360,005 for total cash and cash equivalents at December 31, 2004 of $14,499,000.

Other Information

Attached to this News Release are the consolidated financial statements for the twelve-month period ended December 31, 2004, the six-month period ended December 31, 2003, and the period from March 31, 2003 (date of incorporation) to June 30, 2003, excluding notes.

The full text of the 2004 report, including the management discussion and analysis, for the twelvemonth and three-month periods ended December 31, 2004, is filed on SEDAR. For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604-669-4777, or e-mail at info@viceroyexploration.com.

Patrick G. Downey, P. Eng.,
President and CEO

General Investor inquiries please call:
1-888-662-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

Viceroy Exploration Ltd. (an exploration stage company) Consolidated Balance Sheets (expressed in Canadian dollars) (unaudited – prepared by management)

	December 31,	December 31,	June 30,
	2004	2003	2003
	$	$	$

Assets

Current assets
Cash and cash equivalents	14,498,984	4,717,030	549,747
Short-term investments	-	76,501	-
Prepaid expenses and accounts receivable	188,633	161,325	6,314
	14,687,617	4,954,856	556,061

Exploration properties	9,920,885	6,369,419	6,015,995

Furniture and equipment – corporate office	29,441	-	-

	24,637,943	11,324,275	6,572,056

Liabilities

Current liabilities
Accounts payable and accrued liabilities	256,582	234,687	67,673

Shareholders’ Equity

Capital stock	25,812,231	11,284,526	6,515,196

Stock options and warrants	2,394,260	1,252,471	-

Deficit	(3,825,130)	(1,447,409)	(10,813)

	24,381,361	11,089,588	6,504,383

	24,637,943	11,324,275	6,572,056

Viceroy Exploration Ltd. (an exploration stage company) Consolidated Statements of Operations and Deficit (expressed in Canadian dollars) (unaudited – prepared by management)

	Twelve Months	Six Months	Three Months
	Ended	Ended	Ended
	December 31,	December 31,	June 30,
	2004	2003	2003
	$	$	$

Expenses
Stock-based compensation
Directors/officers/employees	748,421	1,027,680	-
Other consultants	434,664	89,400	-
	1,183,085	1,117,080	-

Salaries, benefits and officer consultants	638,684	117,156	-
Stock exchange/transfer agent/listing application	40,920	42,089	-
Legal	43,024	40,488	5,813
Shareholders’ communication	68,892	35,265	-
Amortization	11,284	-	-
Audit and tax	35,200	24,080	5,000
Investor relations	192,801	18,358	-
Travel and lodging	40,470	11,916	-
Office and miscellaneous	137,349	26,853	-

Loss before the following	2,391,709	1,433,285	10,813

Interest income	(83,916)	(7,604)	-

Loss/write-down of short-term investments	19,487	-	-

Foreign exchange loss	50,441	10,915	-

Loss for the period	2,377,721	1,436,596	10,813

Deficit - Beginning of period	1,447,409	10,813	-

Deficit - End of period	3,825,130	1,447,409	10,813

Basic and diluted loss per share	(0.08)	(0.10)	(0.00)

Weighted average shares outstanding	29,232,390	14,389,263	13,800,000

Viceroy Exploration Ltd. (an exploration stage company) Consolidated Statements of Cash Flows (expressed in Canadian dollars) (unaudited – prepared by management)

	Twelve Months	Six Months	Three Months
	Ended	Ended	Ended
	December 31,	December 31,	June 30,
	2004	2003	2003
	$	$	$

Cash flows from operating activities
Loss for the period	(2,377,721)	(1,436,596)	(10,813)

Non-cash charges	1,213,856	1,117,080	-
Changes in non-cash working capital items	(90,136)	107,195	10,813

	(1,254,001)	(212,321)	-

Cash flows (used in) from investing activities
Exploration properties	(3,466,743)	(353,424)	-
Furniture and equipment-corporate office	(40,725)	-	-
Proceeds on sale of short-term investment	57,014	-	-

	(3,450,454)	(353,424)	-

Cash flows from financing activities
Private placement proceeds - net	11,416,706	1,997,700	-
Exercise of warrants and stock options	3,068,703	-	-
Cash acquired on acquisition of subsidiaries net	-	2,735,328	549,747

	14,486,409	4,733,028	549,747

Increase in cash and cash equivalents	9,781,954	4,167,283	549,747

Cash and cash equivalents - Beginning of period	4,717,030	549,747	-

Cash and cash equivalents - End of period	14,498,984	4,717,030	549,747

Cash and cash equivalents consist of :
Cash and deposit accounts with banks and brokerages	14,498,984	4,717,030	549,747